SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934


                          TITANIUM METALS CORPORATION
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                  888339 10 8
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694
                                 (972) 233-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 2, 1998
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


CUSIP No.  888339 10 8

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Tremont Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY


 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,776,775
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         11,776,775

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           11,776,775

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           37.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  888339 10 8

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,776,775
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         11,776,775

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           11,776,775

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           37.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  888339 10 8

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi Group, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,776,775
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         11,776,775

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           11,776,775

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           37.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  888339 10 8

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           National City Lines, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,776,775
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         11,776,775

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           11,776,775

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           37.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  888339 10 8

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           NOA, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,776,775
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         11,776,775

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           11,776,775

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           37.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  888339 10 8

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Holding Company

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,776,775
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         11,776,775

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           11,776,775

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           37.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  888339 10 8

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Rice Agricultural Corporation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,776,775
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         11,776,775

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           11,776,775

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           37.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  888339 10 8

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Southwest Louisiana Land Company, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,776,775
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         11,776,775

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           11,776,775

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           37.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  888339 10 8

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Contran Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,776,775
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         11,776,775

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           11,776,775

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           37.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  888339 10 8

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           The Combined Master Retirement Trust

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)
      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,776,775
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         11,776,775

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           11,776,775

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           37.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           EP


CUSIP No.  888339 10 8

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold Simmons Foundation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,776,775
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         11,776,775

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           11,776,775

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           37.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  888339 10 8

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY


 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               11,776,775
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         11,776,775

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           -0-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN


                                  SCHEDULE 13D

Item 1.   Security and Issuer.

     This statement (this "Statement") relates to shares of the common stock, $0.01 par value per share (the "Shares"), of Titanium Metals Corporation (the "Company"). The principal executive offices of the Company are located at 1999
Broadway, Suite 4300, Denver, Colorado   80202.

Item 2.   Identity and Background.

     (a) This Statement is filed by (i) Tremont Corporation ("Tremont") as the direct holder of Shares, (ii) by virtue of the direct and indirect ownership of securities of Tremont (as described below in this Statement), Valhi, Inc. ("Valhi"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     Tremont is the direct holder of approximately 32.6% of the 31,459,405 Shares outstanding as of July 31, 1998 according to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (the "Outstanding Shares"). Tremont also directly holds an option to purchase from IMI Americas Inc. 1,508,075 Shares on or before February 15, 1999 at an exercise price of approximately $7.95 per share (the "IMI Option"). Tremont may be deemed to control the Company.

     Valhi is the direct holder of approximately 48.5% of the outstanding shares of common stock of Tremont. Valhi may be deemed to control Tremont. VGI, National and Contran are the direct holders of 81.9%, 9.5% and 0.7% of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of approximately 88.8% and 66.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain of Mr. Harold C. Simmons' children and grandchildren (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such shares.

     The CMRT directly holds approximately 0.1% of each of the outstanding shares of Tremont and Valhi common stock. The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is the sole trustee of the CMRT and the sole member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     The Foundation directly holds approximately 3.9% of the outstanding Tremont common stock and 0.5% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

     NL Industries, Inc. ("NL") and Valmont Insurance Company ("Valmont") directly hold approximately 0.6% and 0.5%, respectively, of the outstanding shares of Tremont common stock. Valhi and Tremont are the direct holders of approximately 58.4% and 17.6%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont.

     The Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") directly holds approximately 0.2% of Valhi common stock. Boston Safe Deposit and Trust Company serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Due to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     Valmont and NL directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock owned by Valmont and NL as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board, president and chief executive officer of Valhi, VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is also chairman of the board and chief executive officer of Dixie Rice and Southwest, chairman of the board of NL and a director of Tremont.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by Tremont. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct owner of 3,747 shares of Tremont common stock and 77,000 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

     (b)  The principal office of Tremont is 1999 Broadway, Suite 4300, Denver,
Colorado   80202.  The principal offices of Valhi, VGI, National, NOA, Dixie
Holding, Southwest, Dixie Rice and Contran, the CMRT and the Foundation are located at, and the business address of Harold C. Simmons is, Three Lincoln
Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240-2697.  The principal
business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal business address of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

     (c) Tremont is principally engaged through the Company in the production of titanium metal products, through NL in the production of titanium dioxide pigments and through other companies in real estate development.

     In addition to activities engaged in through Tremont, the Company and NL, Valhi is engaged through other companies in the ergonomic computer support systems, precision ball bearing slides, locking systems and waste management industries.

     In addition to activities engaged in through Valhi and the other companies they may be deemed to control, as described above, and in addition to holding the securities described above, (i) VGI is engaged in holding notes receivable;
(ii) National is engaged in holding notes receivable and, directly or through other companies, in real estate, oil and gas activities and the rental and sales of compressors and related products; (iii) Dixie Holding is engaged in holding preferred stock of Contran; (iv) NOA is engaged in real estate and holding notes receivable; (v) Dixie Rice is engaged in land management, agriculture and oil and gas activities; (vi) Southwest is engaged in land management, agriculture and oil and gas activities; and (vii) Contran is engaged through other companies in the production of, among other things, steel rod, wire and wire products.

     The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. The employee benefit plans funded by the trusts participating in the CMRT are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The Foundation is a tax-exempt foundation organized for charitable purposes.

     (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Contran, Dixie Holding, National, Valhi and Tremont are Delaware corporations. VGI is a Nevada corporation. NOA is a Texas corporation and the Foundation is a Texas non-profit corporation. Dixie Rice and Southwest are Louisiana corporations. The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.   Source and Amount of Funds or Other Consideration.

     The total amount of funds Tremont used to acquire the Shares purchased by it as reported in Item 5(c) was $9,588,003.75 (including commissions). Such funds were provided by Tremont's cash on hand. In addition, prior to the Company's 1996 initial pubic offering of Shares (the "IPO"), Tremont and its predecessors invested certain amounts from time to time to acquire the remaining Shares held by Tremont as reported in Item 5(a).

Item 4.   Purpose of Transaction.

     Tremont purchased the Shares reported in Item 5(c) of this Schedule in order to increase its equity interest in the Company.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran, other than the CMRT, may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

     The information included in Item 6 of this Statement is hereby incorporated herein by reference.

     The Reporting Persons understand that prior purchases of Shares by persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person's personal investment.

     Certain of the persons named in Schedule B to this Statement, namely Messrs. J. Landis Martin, J. Thomas Montgomery, Jr., Robert E. Musgraves, Joseph
S. Compofelice and Thomas P. Stafford are executive officers and/or directors of the Company and may acquire Shares from time to time pursuant to employee benefit plans that the Company sponsors or other compensation arrangements with the Company.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) Tremont is the beneficial owner of 11,776,775 Shares (including 1,508,075 Shares that Tremont may acquire on or before February 15, 1999 pursuant to the IMI Option).

     By virtue of the relationships described under Item 2 of this Statement, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT, the Foundation and Harold C. Simmons may each be deemed to be the beneficial owner of the 11,776,775 Shares (approximately 37.4% of the Outstanding Shares) beneficially owned by Tremont.

     The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Shares as indicated on Schedule C to this Statement.

     (b) By virtue of the relationships described in Item 2, Tremont, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT, the Foundation and Mr. Harold C. Simmons may each be deemed to share the power to vote and direct the disposition of the 10,268,700 Shares directly held by Tremont.

     (c) The table below sets forth purchases of the Shares by the Reporting Persons during the last 60 days. Tremont purchased all of the following Shares on the New York Stock Exchange, Inc.

                                  Approximate Price
                                      Per Share
                                    (exclusive of
     Date       Amount of Shares     commissions)
--------------  ----------------  -----------------
    08/24/98         130,000           $13.4375
    08/25/98           5,000           $13.4375
    08/25/98           5,000           $13.5000
    08/25/98          10,000           $13.6250
    08/25/98          20,000           $13.7500
    08/26/98          28,000           $13.0000
    08/26/98           5,000           $13.1250
    08/26/98          10,000           $13.2500
    08/26/98         217,800           $13.0000
    08/26/98           1,800           $13.0000
    08/27/98           3,000           $12.2500
    08/27/98          10,000           $12.5000
    08/27/98           5,000           $12.7500
    08/28/98          20,000           $11.8750
    08/28/98           5,000           $12.0000
    08/31/98           3,300           $11.5000
    08/31/98          15,000           $11.8750
    08/31/98          10,000           $12.0000
    09/01/98             900           $11.8750
    09/02/98         238,900           $12.4375

     (d) Tremont has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, 10,268,700 of the Shares.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with the Company's 1996 acquisition (the "IMI Titanium Acquisition") of the titanium business of IMI plc ("IMI"), the Company and Tremont entered into a Shareholders' Agreement, dated February 15, 1996, among the Company, Tremont, IMI, IMI Kynoch Ltd. and IMI Americas, Inc., as amended by the Amendment to Shareholders' Agreement, dated March 29, 1996, among the Company, Tremont, IMI, IMI Kynoch Ltd. and IMI Americas, Inc. (collectively, the "Shareholders Agreement"). The description of the Shareholders Agreement is qualified in its entirety by reference to Exhibits 1 and 2 to this Schedule, which are incorporated into this Statement by reference.

     The Shareholders Agreement regulates certain matters relating to the governance of the Company as among the Company, Tremont and its affiliates, and IMI and its affiliates. Certain rights granted to Tremont and IMI and their permitted transferees (collectively, "Holders") under the Shareholders' Agreement depend on the percentage of the outstanding Shares held at any given time. With respect to representation on the Company's board of directors, the Shareholders' Agreement generally provides that each party shall vote its Shares in favor of four nominees of Tremont for the board of directors so long as Tremont holds at least 30% of the outstanding Shares. In addition, each party shall vote its Shares in favor of two nominees of any Holder of 20% or more of the outstanding Shares (a "20% Holder"); and one nominee of a Holder of 10% or more of the outstanding Shares (a "10% Holder").

     The Company has agreed in the Shareholders' Agreement that, without the approval of each 20% and 10% Holder, it shall not cause or permit the dissolution or liquidation of the Company or any of its subsidiaries or the filing by the Company of a petition in bankruptcy or the commencement by the Company of any other proceeding seeking relief from its creditors. The Company has also agreed to provide each 10% Holder certain periodic information about the Company and its subsidiaries, which right is subject to confidentiality restrictions.

     The Shareholders' Agreement also provides for: (i) certain limitations on the rights of a Holder to transfer its Shares; (ii) restrictions on the ability of a Holder to transfer certain of the rights accorded by the Shareholders' Agreement; (iii) the grant of the IMI Option; (iv) the arbitration of certain disputes arising under the Shareholders' Agreement; and (v) the termination of the Shareholders' Agreement in the event no Holder of 5% of the outstanding Shares exists.

     In connection with the IMI Titanium Acquisition, IMI Americas, Inc. granted Tremont the IMI Option, giving Tremont the right to acquire 2,012,920 Shares. Concurrently with the grant of the IMI Option, Tremont assigned certain rights to acquire 503,230 Shares from IMI to Union Titanium Sponge Corporation ("UTSC"), which held 25% of the Shares outstanding at the time. In connection with the IPO, Tremont relinquished its right to acquire 1,615 Shares under the original IMI Option, which Shares IMI sold in the IPO. UTSC's portion of the IMI Option reverts to Tremont if not exercised by UTSC on or prior to February 11, 1999.

     Under the Shareholders' Agreement, IMI, Tremont and each of their affiliates are entitled to certain rights with respect to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the Shares they each hold. The Shareholders' Agreement generally provides, subject to certain limitations, that (i) 10% Holders shall have two rights, only one of which can be on a Registration Statement on Form S-1, to require the Company to register under the Securities Act an amount of not less than $25 million of registrable securities; and (ii) if the Company proposes to register any securities under the Securities Act (other than a registration on Form S-4 or Form S-8, or any successor or similar form), whether or not pursuant to registration rights granted to other holders of its securities and whether or not for sale for its own account, IMI, Tremont and each of their affiliates have the right to require the Company to include in such registration the registrable securities held by them or their permitted transferees so long as each holds in excess of 5% of the outstanding Shares (or to sell the entire balance of any such registrable securities even though less than 5%). The Company is obligated to pay all registration expenses in connection with a registration under the Shareholders' Agreement. Under certain circumstances, the number of shares included in such registrations may be limited. The Company has agreed to indemnify the holders of any registrable securities to be covered by a registration statement pursuant to the Shareholders' Agreement, as well as the holders' directors and officers and any underwriters and selling agents, against certain liabilities, including liabilities under the Securities Act. Pursuant to these registration rights, in 1997 the Company registered 1,508,075 Shares on behalf of Tremont (equivalent to the number of Shares Tremont could obtain upon exercise of the IMI Option), which shares have not yet been sold.

     The information included in Item 4 of this Statement is hereby incorporated herein by reference.

     Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Shareholders' Agreement, dated February 15, 1996, among the Company, Tremont, IMI plc, IMI Kynoch Ltd. and IMI Americas, Inc. (incorporated by reference to Exhibit 2.2 of Tremont's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 1996).

Exhibit 2 Amendment to Shareholders' Agreement, dated March 29, 1996, among the Company, Tremont, IMI plc, IMI Kynoch Ltd. and IMI Americas, Inc. (incorporated by reference to Exhibit 10.30 of Tremont's Annual Report on Form 10-K for the year ended December 31, 1995).

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 14, 1998




                                /s/ Harold C. Simmons
                                --------------------------------
                                Harold C. Simmons
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 14, 1998




                                /s/ J. Landis Martin
                                --------------------------------
                                J. Landis Martin
                                Signing in the capacity listed on Schedule "A" attached hereto and incorporated herein by reference.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 14, 1998




                                /s/ Steven L. Watson
                                --------------------------------
                                Steven L. Watson
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee for THE COMBINED MASTER RETIREMENT TRUST.


J. LANDIS MARTIN, as chairman of the board, chief executive officer and president of TREMONT CORPORATION.


STEVEN L. WATSON, as vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.
VALHI, INC.



                                   Schedule B


     The names of the directors and executive officers of the Harold Simmons Foundation, Inc. (the "Foundation"), Contran Corporation ("Contran"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Dixie Holding Company ("Dixie Holding"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI"), Valhi, Inc. ("Valhi") and Tremont Corporation ("Tremont") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of
each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240.

            Name                 Present Principal Occupation
-----------------------------  ---------------------------------

Susan E. Alderton (1)          Vice president and chief
                               financial officer of NL
                               Industries, Inc., a producer of
                               titanium dioxide pigments
                               affiliated with the Company
                               ("NL"); and director of Tremont.

Eugene K. Anderson             Vice president of Contran, Dixie
                               Holding, NOA, National VGI and
                               Valhi; and treasurer of the
                               Foundation.

Richard J. Boushka (2)         Director of Tremont; principal of
                               Boushka Properties (private
                               investment firm).

F. Murlyn Broussard (3)        Treasurer of Southwest.

Joseph S. Compofelice (4)      Chairman of the board and chief
                               executive officer of CompX
                               International Inc., a
                               manufacturer of computer support
                               systems, drawer slides and
                               locking systems that is
                               affiliated with Valhi ("CompX");
                               and executive vice president of
                               Valhi.

Norman S. Edelcup (5)          Director of Valhi; chairman of
                               the board of Item Processing of
                               America Inc., a processing
                               service bureau.

Lisa Simmons Epstein           Director and president of the
                               Foundation.

Kenneth R. Ferris (6)          Director of Valhi; Distinguished
                               Professor at the American
                               Graduate School of International
                               Management.

J. Mark Hollingsworth          General counsel of CompX,
                               Contran, Dixie Holding, Dixie
                               Rice, the Foundation, NOA,
                               National, Southwest, VGI and
                               Valhi.

Keith A. Johnson               Controller of the Foundation.

William J. Lindquist           Vice president and tax director
                               of CompX, Contran, Dixie Holding,
                               Dixie Rice, NOA, National,
                               Southwest, VGI and Valhi; and a
                               director of Contran.

J. Landis Martin (7)           Chairman of the board and chief
                               executive officer of the Company;
                               chairman of the board, president
                               and chief executive officer of
                               Tremont; and president, chief
                               executive officer and a director
                               of NL.

Andrew McCollam, Jr. (3)       Director of Dixie Rice; president
                               and director of Southwest; and a
                               private investor.

Harold M. Mire (8)             Vice president of Dixie Rice and
                               Southwest.

J. Thomas Montgomery, Jr. (7)  Vice president-finance and
                               treasurer of the Company; and
                               Vice president-controller and
                               treasurer of Tremont

Robert E. Musgraves (7)        Vice president, general counsel
                               and secretary of the Company and
                               Tremont.

Bobby D. O'Brien               Vice president and treasurer of
                               CompX, Contran, Dixie Holding,
                               Dixie Rice, NOA, National, VGI
                               and Valhi; and vice president of
                               Southwest.

Glenn R. Simmons               Vice chairman of the board of
                               Contran, Dixie Holding, NOA,
                               National, VGI and Valhi; director
                               of Tremont and CompX; director
                               and executive vice president of
                               Southwest and Dixie Rice;
                               chairman of the board of Keystone
                               Consolidated Industries, Inc.
                               ("Keystone"), a manufacturer of
                               steel rod, wire and wire products
                               that is affiliated with Contran.

Harold C. Simmons              Chairman of the board and chief
                               executive officer and president
                               of Contran, Dixie Holding, NOA,
                               National, VGI and Valhi; chairman
                               of the board and chief executive
                               officer of Dixie Rice and
                               Southwest; director and chairman
                               of the board of NL; director of
                               Tremont; a director and chief
                               executive officer of the
                               Foundation; and trustee and
                               member of the trust investment
                               committee of The Combined Master
                               Retirement Trust.

Robert W. Singer               Vice president of Contran and
                               Valhi; president and chief
                               executive officer of Keystone.

Richard A. Smith (8)           Director and president of Dixie
                               Rice.

Thomas P. Stafford (9)         Director of Tremont; co-founder
                               of Stafford, Burke and Hecker,
                               Inc., a consulting company;
                               director of Allied-Signal, Inc.,
                               CMI Corporation and Seagate
                               Technologies, Inc..

Avy H. Stein (10)              Director of Tremont; managing
                               partner of Willis, Stein &
                               Partners, a private equity
                               investment firm.

Gregory M. Swalwell            Controller of Contran, Dixie
                               Holding, NOA, National,
                               Southwest, VGI and Valhi.

J. Walter Tucker, Jr. (11)     President, treasurer and a
                               director of Tucker & Branham,
                               Inc., a mortgage banking,
                               insurance and real estate
                               company; vice chairman of the
                               board of Keystone; and a director
                               of Valhi.

Steven L. Watson               Vice president and secretary of
                               CompX, Contran, Dixie Holding,
                               Dixie Rice, NOA, National,
                               Southwest, VGI and Valhi;
                               director of Contran and Dixie
                               Rice; and a director and vice
                               president of the Foundation.

----------

(1)  The principal business address for Ms. Alderton is 70 East 55th Street, 8th
     Floor, New York, New York   10022.  Ms. Alderton is a citizen of the United
     Kingdom.

(2)  The principal business address for Mr. Boushka is 7701 East Kellogg, Suite
     650, Wichita, Kansas   67207.

(3)  The principal business address for Messrs. Broussard and McCollam is 402
     Canal Street, Houma, Louisiana   70360.

(4)  The principal business address for Mr. Compofelice is Two Greenspoint
     Plaza, 16825 Northchase Drive, Suite 1200, Houston, Texas   77060.

(5)  The principal business address for Mr. Edelcup is 5190 N.W. 167th Street,
     Suite 300, Miami, Florida   33014.

(6)  The principal business address for Dr. Ferris is 15249 North 59th Avenue,
     Glendale, Arizona   85306-6000.

(7)  The principal business address for Messrs. Martin, Montgomery and Musgraves
     is 1999 Broadway, Suite 4300, Denver, Colorado   80202.

(8)  The principal business address for Messrs. Mire and Smith is 600 Pasquiere
     Street, Gueydan, Louisiana   70542-0010.

(9)  The principal business address for Mr. Stafford is 1006 Cameron Street,
     Alexandria, Virginia   22314.

(10) The principal business address for Mr. Stein is 227 West Monroe St., Suite
     4300, Chicago, Illinois   60606.

(11) The principal business address for Mr. Tucker is 400 E. Central Boulevard,
     Orlando, Florida   32801.


                                   SCHEDULE C


     Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

             Name                  Shares Held     Options Held (1)
-------------------------------  ----------------  ----------------

Susan E. Alderton                         -0-               -0-

Eugene K. Anderson                        -0-               -0-

Richard J. Boushka                        -0-               -0-

F. Murlyn Broussard                       -0-               -0-

Joseph S. Compofelice (2)             22,853            10,200

Norman S. Edelcup                      3,000                -0-

Lisa Simmons Epstein                      -0-               -0-

Kenneth R. Ferris                        800                -0-

J. Mark Hollingsworth                     -0-               -0-

Keith A. Johnson                          -0-               -0-

William J. Lindquist                      -0-               -0-

J. Landis Martin (3)                  58,267            21,600

Andrew McCollam, Jr.                      -0-               -0-

Harold M. Mire                            -0-               -0-

J. Thomas Montgomery, Jr.             11,400                -0-

Robert E. Musgraves(4)                14,800             7,200

Bobby D. O'Brien                          -0-               -0-

Glenn R. Simmons                          -0-               -0-

Harold C. Simmons (5)                     -0-               -0-

Robert W. Singer                          -0-               -0-

Richard A. Smith                          -0-               -0-

Thomas P. Stafford                     1,600             1,250

Avy H. Stein                              -0-               -0-

Gregory M. Swalwell                       -0-               -0-

J. Walter Tucker, Jr.                     -0-               -0-

Steven L. Watson                          -0-               -0-

----------

(1) Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) Includes (i) 19,675 Shares that Mr. Compofelice and his wife hold as joint tenants and (ii) 2,678 Shares issuable to Mr. Compofelice upon conversion of 2,000 the Company's 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities ("TIMET Trust Securities") that he holds.

(3) Includes (i) 400 Shares Mr. Martin's daughters hold, beneficial ownership of which Mr. Martin disclaims, and (ii) 4,017 Shares issuable to Mr. Martin upon conversion of 3,000 TIMET Trust Securities that he holds.

(4) Includes 1,000 Shares Mr. Musgraves and his wife hold as joint tenants and 900 Shares held by other members of Mr. Musgraves' household, beneficial ownership of which Mr. Musgraves disclaims.

(5) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares as described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares.